Exhibit 99.1
Income Statement by activity
Unaudited

	For the year ended December 31, 2025			For the year ended December 31, 2024
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Net revenues	153,508	150,227	3,725	156,878	155,024	2,046
Cost of revenues	155,627	152,615	3,456	136,360	134,924	1,628
Selling, general and other costs	8,967	8,638	329	9,299	9,023	276
Research and development costs	11,145	11,145	—	5,784	5,784	—
Gains/(losses) on disposal of investments	(1,839)	(1,774)	(65)	(98)	(99)	1
Restructuring costs	913	913	—	1,617	1,617	—
Share of the profit/(loss) of equity method investees	(1,271)	(1,284)	13	(33)	(413)	380
Operating income/(loss)(1)	(26,254)	(26,142)	(112)	3,687	3,164	523
Net financial expenses/(income)	351	351	—	(345)	(345)	—
Profit/(loss) before taxes	(26,605)	(26,493)	(112)	4,032	3,509	523
Tax expense/(benefit)	(4,273)	(4,082)	(191)	(1,488)	(1,309)	(179)
Result from intersegment investments	—	79	—	—	702	—
Net profit/(loss)	(22,332)	(22,332)	79	5,520	5,520	702

Adjusted operating income/(loss)(1)(2)	(842)	(781)	(61)	8,648	8,160	488
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Figures presented for Industrial activities and Financial services include intersegment transactions
(1) Refer to the Stellantis N.V. Annual Report for the year ended December 31, 2025 - Non-GAAP Financial Measures
(2) The reconciliation of Net profit to Adjusted operating income for the Company is included in the Stellantis N.V. Annual Report for the year ended December 31, 2025 - Management discussion and analysis - Company results

Statement of Financial Position by activity
Unaudited

	At December 31, 2025			At December 31, 2024
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	29,176	29,046	130	31,986	31,841	145
Other intangible assets	15,709	15,540	169	22,379	22,174	205
Property, plant and equipment	42,958	32,108	10,850	45,011	38,644	6,367
Equity method investments	7,276	12,336	3,516	9,100	13,707	3,539
Deferred tax assets	6,383	6,297	86	4,371	4,329	42
Inventories	22,153	22,080	73	20,861	20,807	54
Assets sold with a buy-back commitment	3,616	3,616	—	1,938	1,938	—
Trade receivables	5,662	5,812	115	5,506	5,635	66
Tax receivables	1,393	1,464	53	1,638	1,599	40
Other assets and prepaid expenses	26,895	13,773	15,937	22,634	13,226	12,584
Financial assets	3,781	3,235	546	7,166	6,367	810
Cash and cash equivalents	30,146	28,198	1,948	34,100	32,409	1,691
Assets held for sale	5	5	—	917	756	161
TOTAL ASSETS	195,153	173,510	33,423	207,607	193,432	25,704
Equity and Liabilities
Equity	54,001	54,001	8,576	82,115	82,115	8,146
Employee benefits liabilities	5,312	5,308	4	6,024	6,023	1
Provisions	32,913	32,809	104	23,080	22,992	92
Deferred tax liabilities	1,294	874	420	4,507	3,627	880
Debt	45,947	25,630	23,035	37,227	24,817	15,472
Trade payables	29,999	30,082	211	29,684	29,770	152
Other financial liabilities	36	19	17	24	13	11
Tax liabilities	911	826	209	950	887	62
Other liabilities	24,740	23,961	847	23,538	22,814	804
Liabilities held for sale	—	—	—	458	374	84
TOTAL EQUITY AND LIABILITIES	195,153	173,510	33,423	207,607	193,432	25,704
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Figures presented for Industrial activities and Financial services include intersegment transactions

Statement of Cash Flows by activity(1)
Unaudited

	For the year ended December 31, 2025			For the year ended December 31, 2024
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Profit/(loss) before taxes (2)	(26,605)	(26,414)	(112)	4,032	4,211	523
Adjustments for non-cash items:
depreciation and amortization	6,981	6,893	88	7,226	7,180	46
other non-cash items	10,797	10,517	280	(32)	(31)	(1)
(gains)/losses on disposals	1,757	1,692	65	46	(275)	(381)
share of the profit/(loss) of equity method investees	1,271	1,205	(13)	1,927	1,705	222
Change in provisions and employee benefits liabilities	11,330	11,329	1	1,779	1,790	(11)
Net change in receivables related to financial services activities	(4,867)	—	(4,867)	(3,455)	—	(3,455)
Change in carrying amount of leased vehicles	(5,379)	55	(5,434)	(3,885)	538	(4,423)
Dividends received	276	513	196	335	118	221
Income tax received/(paid), net	(204)	(359)	155	(2,792)	(3,596)	804
Changes in working capital	(7)	(381)	374	(3,646)	(4,892)	1,246
Net cash from/(used in) operating activities	(4,650)	5,050	(9,267)	1,535	6,748	(5,209)
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies	485	345	140	261	(28)	289
Acquisitions of consolidated subsidiaries and equity method and other investments	(425)	(1,116)	(170)	(1,652)	(2,376)	(2)
Proceeds from disposals of property, plant and equipment and intangible assets	229	229	—	365	365	—
Investments in property, plant and equipment and intangible assets	(7,987)	(7,935)	(52)	(11,060)	(10,984)	(76)
Change in amounts payable on property, plant and equipment and intangible assets	(1,155)	(1,155)	—	223	223	—
Changes in loans to joint ventures and associates	91	44	47	(696)	(696)	—
Change in securities	2,856	2,901	(45)	2,422	2,410	12
Other changes	9	17	(8)	32	(34)	41
Net cash from/(used in) investing activities	(5,897)	(6,670)	(88)	(10,105)	(11,120)	264
Distributions paid	(1,964)	(1,964)	(433)	(4,661)	(4,661)	(4)
Proceeds from issuance of shares	49	49	861	104	129	726
(Purchases)/sales of treasury shares	—	—	—	(3,000)	(3,000)	—
Changes in debt and other financial assets and liabilities	9,489	231	9,258	6,219	1,540	4,679
Other changes	—	—	—	(5)	(5)	—
Net cash from/(used in) financing activities	7,574	(1,684)	9,686	(1,343)	(5,997)	5,401
Effect of changes in exchange rates	(1,278)	(1,202)	(76)	410	423	(13)
(Increase)/decrease in cash and cash equivalents included in asset held for sale	297	295	2	(66)	(64)	(2)
Increase/(decrease) in cash and cash equivalents	(3,954)	(4,211)	257	(9,569)	(10,010)	441
Net cash and cash equivalents at beginning of period	34,100	32,409	1,691	43,669	42,419	1,250
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	30,146	28,198	1,948	34,100	32,409	1,691
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Figures presented for Industrial activities and Financial services include intersegment transactions
(1) Effective H1 2025, the Company has reclassified certain items in the Condensed Consolidated Statement of Cash Flows. These reclassifications were made to enhance the consistency and comparability of the financial disclosures. Refer to the Stellantis N.V. Annual Report for the twelve months ended December 31, 2025 - Note 2, Basis of preparation, for additional information. Comparative figures for December 2024 have been reclassified accordingly
(2) With the reclassification noted above, the starting point for the cash flows is Profit/(loss) before taxes, which for Industrial activities includes the Financial services results identified in the Income Statement as “Result of intersegment investments” of €79 million and €702 million for the twelve months ended December 31, 2025 and 2024, respectively. These amounts are adjusted in the line "Share of the profit/(loss) of equity method investees”